EXHIBIT 12-1

FIRSTENERGY SOLUTIONS CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$ 418,653	$ 208,560	$ 322,239	$152,387	$ 14,768
Interest and other charges, before reduction for amounts capitalized	189,141	196,355	181,620	170,107	187,904
Provision for income taxes	236,348	124,499	229,575	100,759	29,451
Interest element of rentals charged to income (a)	1,797	1,434	1,056	1,060	1,014
Earnings as defined	$ 845,939	$ 530,848	$ 734,490	$424,313	$233,137

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest expense	$ 189,141	$ 196,355	$ 181,620	$170,107	$187,904
Interest element of rentals charged to income (a)	1,797	1,434	1,056	1,060	1,014
Fixed charges as defined	$ 190,938	$ 197,789	$ 182,676	$171,167	$188,918

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	4.43	2.68	4.02	2.48	1.23

(a)

Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

FIRSTENERGY SOLUTIONS CORP.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Six Months Ended June 30,
	2007	2006
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$253,920	$135,837
Interest and other charges, before reduction for amounts capitalized	91,314	91,214
Provision for income taxes	150,065	78,397
Interest element of rentals charged to income (a)	671	923
Earnings as defined	$495,970	$306,371
FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest expense	$91,314	$91,214
Interest element of rentals charged to income (a)	671	923
Fixed charges as defined	$91,985	$92,137
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	5.39	3.33

(a)      Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest can be determined.